Mail Stop 0308

							October 29, 2004

Pete Smith
President
Salmon Express, Inc.
6604 Topaz Drive
Vernon, BC, Canada  V1H 1N8



	RE:	Salmon Express, Inc.
		Item 4.01 Form 8-K filed September 22, 2004
            	File No. 333-111996



Dear Mr. Smith:

	    We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We do not believe the statement that the auditor-client relationship had been terminated meets the requirements of Item 304(a)(1) of Regulation S-B. Please revise to state if you dismissed the former auditor or if they resigned (or declined to stand for re-election).

2. The third paragraph states that you requested EY to furnish a letter. Please revise to correct this reference or explain the relationship between EY and you.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







Salmon Express, Inc.
October 29, 2004
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

         Please file your amendment within 5 business days of the date of this letter or advise us when you will file the amendment. The amendment should include an updated letter from your former accountants indicating if they agree with the disclosures as revised.

        Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence to Robert Benton at (202) 942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


??

??

??

??